                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                           General Communication, Inc.
           --------------------------------------------------------
                                (NAME OF ISSUER)

1.  Class A Common Stock, no par value ("Class A Common Stock")
2.  Class B Common Stock, no par value ("Class B Common Stock")
           --------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES)

1.  Class A Common Stock:                                     369385 10 9
2.  Class B Common Stock:                                     369385 20 8
           --------------------------------------------------------
                                 (CUSIP NUMBER)

                              Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
           --------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  March 5, 1999
           --------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    CUSIP Nos.

    Class A Common Stock:                                    369385 10 9
    Class B Common Stock:                                    369385 20 8
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
     Kim Magness Irrevocable Trust
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instructions)             (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)           N/A. SEE Item 3 below.

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Colorado
-------------------------------------------------------------------------------
                  (7) Sole Voting  Class A Common Stock                       0
Number of Shares        Power      Class B Common Stock                       0
                  -------------------------------------------------------------
  Beneficially    (8) Shared       Class A Common Stock                       0
                  Voting Power     Class B Common Stock                       0
 Owned by Each    -------------------------------------------------------------
                  (9) Sole         Class A Common Stock                       0
Reporting Person  Dispositive      Class B Common Stock                       0
     With           Power
                  -------------------------------------------------------------
                  (10) Shared      Class A Common Stock                       0
                  Dispositive      Class B Common Stock                       0
                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   Class A Common Stock                       0
                                   Class B Common Stock                       0
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)                                                                / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
        0% of Class A Common Stock
        0% of Class B Common Stock
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) 00

-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

    Kim Magness, as the sole trustee and current beneficiary of the Kim Magness Irrevocable Trust (the "Kim Magness Trust"), hereby amends and supplements the Statement on Schedule 13D (the "Statement") with respect to the following shares of stock of General Communication, Inc. beneficially owned by the Kim Magness Trust:

    1. General Communication, Inc. Class A Common Stock, no par value ("Class A Common Stock"); and

    2. General Communication, Inc. Class B Common Stock, no par value ("Class B Common Stock").

    The issuer of the Class A Common Stock and Class B Common Stock (collectively, the "Company Securities") is General Communication, Inc. (the "Company") whose principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 3 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

    On March 3, 1999, each of the Kim Magness Trust and the Gary Magness Irrevocable Trust ("Gary Magness Trust") transferred the following Company Securities (representing all the Company Securities held by each of the Kim Magness Trust and the Gary Magness Trust), among other consideration, to Magness FT Investment Company LLC ("FT LLC") in exchange for a 50% membership interest in FT LLC to each of the Kim Magness Trust and the Gary Magness
Trust:

SHARES    CLASS
------    -----
 76,668   Class A Common Stock
620,608   Class B Common Stock


    On March 5, 1999, the Kim Magness Trust and the Gary Magness Trust distributed its respective membership interest in FT LLC to Kim Magness and Gary Magness, respectively, as the beneficiaries entitled thereto.

ITEM 4.  PURPOSE OF TRANSACTION

    Item 4 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

    On March 3, 1999, each of the Kim Magness Trust and the Gary Magness Trust transferred the following Company Securities (representing all the Company Securities held by each of the Kim Magness Trust and the Gary Magness Trust), among other consideration, to FT LLC in exchange for a 50% membership interest in FT LLC to each of the Kim Magness Trust and the Gary Magness
Trust:

SHARES    CLASS
------    -----
 76,668   Class A Common Stock
620,608   Class B Common Stock


    On March 5, 1999, the Kim Magness Trust and the Gary Magness Trust distributed its respective membership interest in FT LLC to Kim Magness and Gary Magness, respectively, as the beneficiaries entitled thereto. The Kim Magness Trust does not hold any shares of Class A Common Stock or Class B Common Stock as to which there is sole or shared power to vote or dispose of shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Item 5 of the Statement is hereby deleted in its entirety and replaced with the following:

    (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                         AMOUNT AND NATURE OF      PERCENT OF        TOTAL
TITLE OF CLASS           BENEFICIAL OWNERSHIP     CLASS POWER     VOTING POWER
--------------           --------------------     -----------     ------------
                                                                        0%
Class A Common Stock           0(1)                    0%
Class B Common Stock           0(1)                    0%


(1) On March 5, 1999, each of the Kim Magness Trust and the Gary Magness Trust transferred the following Company Securities (representing all the Company Securities held by each of the Kim Magness Trust and the Gary Magness Trust), among other consideration, to FT LLC in exchange for a 50% membership interest in FT LLC to each of the Kim Magness Trust and the Gary Magness Trust:

SHARES    CLASS
------    -----
 76,668   Class A Common Stock
620,608   Class B Common Stock


    On March 5, 1999, the Kim Magness Trust and the Gary Magness Trust distributed its respective membership interest in FT LLC to Kim Magness and Gary Magness, respectively, as the beneficiaries entitled thereto. The Kim Magness Trust does not hold any shares of Class A Common Stock or Class B Common Stock as to which there is sole or shared power to vote or dispose of shares.

    (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:

Class of Security            Sole Power     Shared Power
-----------------            ----------     ------------
Class A Common Stock             0                0
Class B Common Stock             0                0


(c) The transactions described in Item 4 are the only transactions effected during the last sixty days by the persons named in Item 5(a) above.

(d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

(e) The date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities was March 5, 1999.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 13, 1999

KIM MAGNESS IRREVOCABLE TRUST


/s/ Kim Magness
-----------------------------
By:  Kim Magness, Trustee